Summit Healthcare Acquisition Corp.

Unit 1101, 11th Floor

1 Lyndhurst Tower, 1 Lyndhurst Terrace

Central, Hong Kong

June 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams and Christopher Edwards

Re:	Summit Healthcare Acquisition Corp.

Registration Statement on Form S-1

File No. 333-255722

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 1, 2021, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. Washington D.C. time on June 3, 2021, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

Please contact Christian O. Nagler or Steve Lin of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or (+86 10) 5737-9315, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Bo Tan
Name: Bo Tan
Title: Chief Executive Officer